UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 11-K

ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
EXCHANGE ACT OF 1934

☒	Annual Report pursuant to Section 15(d) of the Securities and Exchange Act of 1934

For the fiscal year ended December 31, 2013

Or

❑	Transition Report pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the transition period from              to

Commission File Number 333-45499, 333-67131, 333-85291, 333-35718, 333-118202, 333-136605, and 333-150570

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

BorgWarner Inc. Retirement Savings Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

BorgWarner Inc.
3850 Hamlin Road
Auburn Hills, MI 48326

Required Information

Item 4.

Financial Statements as of December 31, 2013 and 2012 and for the Year Ended December 31, 2013, Supplemental Schedule as of December 31, 2013, and Report of Independent Registered Public Accounting Firm

BorgWarner Inc.
Retirement
Savings Plan
Financial Statements as of December 31, 2013 and
2012, and for the Year Ended December 31, 2013,
Supplemental Schedule as of December 31, 2013,
and Report of Independent Registered Public
Accounting Firm

BORGWARNER INC. RETIREMENT SAVINGS PLAN

Index

Page

Report of Independent Registered Public Accounting Firm	2

Financial Statements:

Statements of Net Assets Available for Benefits as of December 31, 2013 and 2012	3

Statement of Changes in Net Assets Available for Benefits for the Year Ended December 31, 2013	4

Notes to Financial Statements as of December 31, 2013 and 2012 and for the Year Ended December 31, 2013	5

Supplemental Schedule:

Form 5500 - Schedule H, Part IV, Line 4i - Schedule of Assets (Held at End of Year) as of December 31, 2013	14

Note:
All other schedules required by section 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted due to the absence of conditions under which they are required.

Report of Independent Registered Public Accounting Firm

To the Participants and Administrator of
the BorgWarner Inc. Retirement Savings Plan

In our opinion, the accompanying statements of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the BorgWarner Inc. Retirement Savings Plan (the “Plan”) at December 31, 2013 and 2012, and the changes in net assets available for benefits for the year ended December 31, 2013 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule of Assets (Held at End of Year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ PricewaterhouseCoopers LLP

Detroit, Michigan
June 4, 2014

BORGWARNER INC. RETIREMENT SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
AS OF DECEMBER 31, 2013 AND 2012
(in thousands)

	2013	2012

NET ASSETS:
Cash	$301	$248
Participant-directed investments in BorgWarner Inc. Retirement Savings Master Trust (“Master Trust”)	—	840,182
Investments at fair value	981,608	—
Participant contributions receivable	158	137
Company contributions receivable	194	176
Notes receivable from participants	11,163	10,178
Total assets	993,424	850,921

Accrued liabilities	105	153

NET ASSETS AVAILABLE FOR BENEFITS AT FAIR VALUE	993,319	850,768

Adjustment from fair value to contract value for the Master Trust's interest in common trust relating to fully benefit-responsive investment contracts	—	(6,689)
Adjustment from fair value to contract value for interest in common trust relating to fully benefit-responsive investment contracts	(2,085)	—

NET ASSETS AVAILABLE FOR BENEFITS	$991,234	$844,079

See accompanying notes to financial statements.

BORGWARNER INC. RETIREMENT SAVINGS PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEAR ENDED DECEMBER 31, 2013
(in thousands)

ADDITIONS TO NET ASSETS:
Investment income:
Net appreciation in fair value of investments	$180,721
Dividend income	10,743
Net investment income	191,464

Interest income on notes receivable from participants	445
Contributions from participants	24,375
Contributions from the Company	23,546
Total additions	239,830

DEDUCTIONS FROM NET ASSETS:
Participants’ withdrawals	92,097
Administrative expenses	578
Total deductions	92,675

NET INCREASE	147,155

NET ASSETS AVAILABLE FOR BENEFITS — Beginning of year	844,079

NET ASSETS AVAILABLE FOR BENEFITS — End of year	$991,234

See accompanying notes to financial statements.

BORGWARNER INC. RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2013 AND 2012 AND FOR THE YEAR ENDED DECEMBER 31, 2013
__________________________________________________________________________________

1.	DESCRIPTION OF PLAN

The following description of the BorgWarner Inc. Retirement Savings Plan (the “Plan”) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.
General - The Plan was established on January 27, 1993 as a defined contribution plan under Section 401(a) of the Internal Revenue Code (IRC), designed to provide eligible employees of BorgWarner Inc. (the "Company") with systematic savings and tax advantaged long-term savings for retirement.
The Company is the sponsor of the Plan and has assigned the Employee Benefits Committee (the “Committee”) to oversee the Plan.
The Committee appointed T. Rowe Price Retirement Plan Services, Inc. and T. Rowe Price Trust Co. (the “Trustee”) to perform the administrative, investment, and Trustee services for the Plan.
The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).
2012 Plan Merger - On December 31, 2012, the BorgWarner Morse TEC Inc., Ithaca Plant Retirement Savings Plan (the "Ithaca Plan") was amended to merge the Ithaca Plan into the Plan and provided that the assets attributable to the Ithaca Plan be transferred and merged with those of the Plan effective as of the close of business on December 31, 2012. Each of the Ithaca Plan's participants has an accrued benefit in the Plan that is no less than his or her accrued benefit under the Ithaca Plan immediately prior to the merger. All of the Ithaca Plan's assets were transferred to the Plan on December 31, 2012.
Master Trust Termination - Effective December 31, 2013, the Committee executed an amendment with the Trustee to terminate the BorgWarner Inc. Retirement Savings Master Trust (the "Master Trust"). The Master Trust was established on December 30, 2005 for the purpose of pooling and commingling trust assets of a number of defined contribution plans of the Company for investment and administrative purposes. As a result of the 2012 Plan Merger discussed above, the Master Trust was no longer needed.
Eligibility - Employees of the Company, and employees of its divisions, subsidiaries, or affiliates that have adopted the Plan, subject to the consent of the Committee, are immediately eligible to start making employee contributions as of their date of hire.
Hourly employees of the Ithaca plant covered by the collective bargaining agreement between the Company and the International Brotherhood of Teamsters Local 317 become eligible in the Plan upon completion of 60 days of employment and are eligible for Company contributions after 6 months of employment.
Participants' Accounts - Individual accounts are maintained for each Plan participant. Each participant's account is credited with the participant's contributions, the Company's contributions and an allocation of Plan earnings, and charged with withdrawals and an allocation of Plan expenses and losses. Allocations are based on participant earnings or account balances. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account, including:

Company Retirement Account - The Company makes contributions as a percentage of a participant's compensation, based on years of vested service and age, to this account on behalf of each eligible participant. Effective January 1, 2011, the first 3% of this compensation is characterized as a non-elective safe harbor contribution, except for Ithaca hourly employees.
For Ithaca hourly employees, the Company contributes an amount to this account for each hour worked or for which employees receive holiday, vacation, jury duty, bereavement, or bonus pay, based on years of service, and range from $0.55 per hour to $0.96 per hour.
No employee contributions are made to this account.
Savings Account - Participants may voluntarily contribute from 1% to 28% of their compensation to this account, subject to IRC limitations. New employees are automatically enrolled at 3% upon completing 60 days of service, unless they elect not to participate or they elect a different percentage rate. The Company makes contributions equal to 100% of the first 3% of participant pre-tax contributions.
Retiree Health Account - Participants may voluntarily contribute from 1% to 3% of their compensation to this account. The Company makes contributions equal to 100% of participants' contributions to this account, limited to $500 per year. No after-tax contributions are allowed. Similarly, the Company provided a Retiree Health Account for Ithaca hourly employees, after the collective bargaining agreement’s applicable waiting periods.
Investment Options - Participants elect to invest their account balances (including current and accumulated contributions, current and accumulated Company contributions on behalf of participants and earnings) into various investment options offered by the Plan, including collective trust funds, mutual funds, stable value fund, money market funds, and the BorgWarner Inc. Common Stock Fund.
Vesting - Fund assets attributable to voluntary participant contributions and non-elective safe harbor Company contributions are fully vested at all times. The remaining fund assets attributable to Company contributions vest 100% upon: three years of vested service; or permanent disability, death, or attaining age 65 provided the participant is employed by the Company on that date.
Withdrawals - While participants are employed, no hardship withdrawals may be made from the Company Retirement Account or Retiree Health Account. Hardship withdrawals may be made from the Savings Account at participants' discretion, subject to certain limitations. Distribution of benefits is made upon retirement, death, or other termination of employment as permitted by the Plan and by ERISA regulations. Participants may elect to receive distributions in installments or a lump sum.
Notes Receivable from Participants - Participants may borrow from their Safe Harbor Company Retirement Contributions Account, Savings Account or Retiree Health Account a minimum of $500 and a maximum of the lesser of (a) 50% of the vested balance or (b) $50,000 reduced by the highest outstanding loan balance in the last 12 months.
Notes receivable terms generally range from six months to five years, with interest charged at the rate established by the Trustee for similar loans on the origination date. Interest rates on loans outstanding as of December 31, 2013 and 2012, ranged from 4.25% to 9.50%. Notes receivable from participants are secured by the remaining balance in the participants' accounts and are reported based on net realizable value. Principal and interest are paid ratably through payroll deductions.
Priorities upon Termination - Although the Company has expressed no intent to discontinue the Plan, it has the right to do so at any time, subject to provisions set forth in ERISA. In the event of termination, the interests of affected participants shall become fully vested. The Plan assets then remaining shall be used to pay administrative expenses and benefits equal to the balance in participant accounts.

Forfeited Accounts - At December 31, 2013 and 2012, there were approximately $3,700 and $9 respectively, in forfeited nonvested accounts. During the year ended December 31, 2013, employer contributions were reduced by approximately $946,100 from forfeited nonvested accounts.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation - The financial statements of the Plan are prepared under the accrual method of accounting and in accordance with accounting principles generally accepted in the United States of America (GAAP).
Investment contracts held by a defined-contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The Plan invests in investment contracts through the T. Rowe Price Stable Value Common Trust Fund. The Statements of Net Assets Available for Benefits present the fair value of the fund containing these investment contracts as well as the adjustment of fully benefit-responsive investment contracts within the fund from fair value to contract value. The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis.
Investment Valuation - Investments are recorded at fair value, based upon the last traded or current bid prices in active markets. Where there are no readily available last traded or current bid prices, fair value estimation procedures used in determining asset values might cause differences from the values that would exist in a ready market due to the potential subjectivity in the estimates. Following is a description of the valuation methodologies used for assets measured at fair value.
Collective Trust Funds - The Collective Trust Funds include the Northern Trust Focus, Bond Index, and Equity Index funds, which are all valued based on unit value either on a monthly or quarterly basis by the fund manager and are reviewed by the Plan's fiduciaries for reasonableness. The Northern Trust Focus funds primarily include marketable equity securities, fixed income securities and cash. The fair values of these investments are determined by reference to the respective funds' underlying assets, which are primarily marketable equity and fixed income securities. In the event that a fund manager's valuation is not deemed reasonable, fair value is determined by the fair valuation policies prescribed by the trust agreement between the Plan and the Trustee. Redemption is permitted daily, there are no restrictions, and unfunded commitments are not applicable.

Stable Value Fund - The contract value of the T. Rowe Price Stable Value Common Trust Fund (SVF) was approximately $147,079,000 for the Plan at December 31, 2013, and approximately$155,586,000 for the Master Trust at December 31, 2012. The fair value of the SVF was approximately $149,164,000 for the Plan at December 31, 2013, and approximately $162,275,000 for the Master Trust at December 31, 2012. The fair value of the SVF is determined based on the fair value of the underlying assets in the funds on the close of business on the valuation date.

The SVF is an open ended fund from which trust units may be redeemed on a daily basis.  The trust invests primarily in Guaranteed Investment Contracts (GICs), Bank Investment Contracts (BICs), Synthetic Investment Contract (SICs), and Separate Account Contracts (SACs). Retirement plans are required to provide 12- or 30- month advance notice to the Trustee prior to redemption of trust units; the notice period may be shortened or waived by fund Trustee. Unfunded commitments are not applicable.

BorgWarner Inc. Common Stock - BorgWarner Inc. common stock is valued at the closing price reported on the New York Stock Exchange Composite Listing.

Mutual Funds - Mutual Funds are investment vehicles stated at fair value based on quoted market prices as reported by the Trustee.

Money Market Funds - The Money Market Funds invest in high-quality short-term securities.  In accordance with Rule 2a-7 under the 1940 Act, the funds are valued at amortized cost method, which approximates fair value. This method of valuation is designed to enable the funds to price its shares at $1.00 per share, although each fund's share price may deviate from $1.00 per share.

Estimates - The preparation of financial statements in conformity with GAAP requires Plan management to make estimates and assumptions that affect the reported amounts of net assets available for benefits as of the date of the financial statements, and the reported amounts of changes in net assets available for benefits during the reporting period. Actual results could differ from those estimates.

Risks and Uncertainties - The Plan utilizes various investment instruments, including a stable value fund, mutual funds, collective trusts, money market fund and BorgWarner Inc. common stock. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the financial statements.
Administrative Expenses - Transfer taxes and brokerage expenses attributable to the Plan assets are charged to the applicable fund as a reduction of the return on that fund. Any other expenses incurred with respect to Plan administration are charged to participant accounts, where applicable, or are paid in such manner as the Company determines, and is in accordance with the Plan documents.
Payment of Benefits - Benefits are recorded when paid.

3.	EXEMPT PARTIES-IN-INTEREST TRANSACTIONS

The Plan invests in BorgWarner Inc. common stock and makes loans to participants, which are permitted party-in-interest transactions. Certain investments are shares of mutual funds and other investments managed by affiliate of the Trustee and, therefore, these transactions qualify as party-in-interest transactions. Fees paid by the Plan to the Trustee for Plan operations amounted to approximately $504,000 for the year ended December 31, 2013, and are included in administrative expenses. Fees paid by the Plan to the Trustee for investment management services were included as a reduction of return earned on each fund.
The Plan and Master Trust held approximately 3,593,000 and 2,034,000 shares of BorgWarner Inc. common stock, the sponsoring employer, at December 31, 2013 and 2012, respectively. These shares had a fair value of approximately $200,870,000 and $145,671,000 at December 31, 2013 and 2012, respectively.
The costs and expenses incurred by the Trustee under the Plan and the fee charged by the Trustee are charged to the Plan. The Company has the right to be reimbursed each year from the Plan for the cost to the Company of bank fees and auditing fees.

4.	TAX STATUS

The Plan obtained a favorable determination letter, dated March 3, 2009, in which the Internal Revenue Service (IRS) stated the Plan complied with applicable requirements of the IRC. The Plan has been amended since the receipt of the determination letter; however, the fiduciaries believe that the Plan continues to be designed and operated in accordance with the applicable provisions of the IRC. The fiduciaries of the Plan believe that the Plan and related trust continue to be tax-exempt. Therefore, no provision for income taxes has been included in the Plan's financial statements.

GAAP requires Plan management to evaluate tax positions taken by the Plan and recognize a tax liability or asset if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2013 and 2012, there are no uncertain positions taken or expected to be taken that would require recognition of a liability or asset or disclosure in the financial statements. The Plan is subject to audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan administrator believes it is no longer subject to income tax examination for years prior to 2010.

5.	RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500 as of December 31, 2013 and 2012 (in thousands):

	2013	2012
Net assets available for benefits per the financial statements	$991,234	$844,079
Adjustment from contract value to fair value for the Master Trust's interest in common trust relating to fully benefit-responsive investment contracts	—	6,689
Adjustment from contract value to fair value for interest in common trust relating to fully benefit-responsive investment contracts	2,085	—
Amounts allocated to withdrawing participants	(193)	—
Net assets available for benefits per the Form 5500	$993,126	$850,768

The following is a reconciliation of net investment income per the financial statements to the Form 5500 for the year ended December 31, 2013 (in thousands):

2013
Total net investment income per the financial statements	$191,464
Change in adjustment from contract value to fair value for interest in common trust relating to fully benefit-responsive investment contracts	(4,604)
Net investment income per the Form 5500	$186,860

The following is a reconciliation of benefits paid to participants per the financial statements to the Form 5500 for the year ended December 31, 2013 (in thousands):

2013
Participants' withdrawals per the financial statements	$92,097
Amounts allocated to withdrawing participants at December 31, 2013	193
Participants' withdrawals per the Form 5500	$92,290

Amounts allocated to withdrawing participants are recorded on the Form 5500 for benefit claims and/or rollover distributions that have been processed and approved for payment prior to year-end, but not yet paid as of that date.

6.INVESTMENTS

The following presents investments that represent 5% or more of the Plan and Master Trust's net assets available for benefits at December 31, 2013 and 2012 (in thousands):

	2013	2012
BorgWarner Inc. Common Stock	$200,870	$145,671
Northern Trust S & P 500 Index	191,997	151,410
T. Rowe Price Stable Value Common Trust Fund	149,164	162,275
Vanguard Mid-Cap Index Fund	63,464	49,063
Buffalo Small Cap Fund	57,531	40,707	*
Harbor International Fund	54,535	48,742
*Investment is not equal to or greater than 5% of net assets available for benefits in the respective year
During 2013, the fair value of the Plan's investments (including net appreciation and depreciation on investments bought and sold, as well as held during the year) appreciated by $180,721 as follows (in thousands):

2013
Collective Trust Funds	$72,750
BorgWarner Inc. Common Stock	71,597
Mutual Funds	36,374
Net appreciation in fair value of investments	$180,721
7.MASTER TRUST INFORMATION

On December 31, 2012, the Ithaca Plan was amended to merge into the Plan and provide that the assets attributable to the Ithaca Plan be transferred and merged with the Plan effective as of the close of business on December 31, 2012. Therefore, the Master Trust consisted of 100% of the investments held by the Plan as of December 31, 2012.
In early 2014, it was determined by the Committee that the Master Trust was no longer needed and it was effectively dissolved as of December 31, 2013.
Use of the Master Trust permitted commingling of trust assets of a number of defined contribution plans of the Company for investment and administrative purposes. Although assets were commingled in the Master Trust, the Trustee maintained supporting records for the purpose of allocating the total investment income of the Master Trust to the various participating plans.

Purchases and sales of securities in the Master Trust were recorded on a trade-date basis. Interest income was recorded on an accrual basis. Dividends are recorded on the ex-dividend date.
The investments held by the Master Trust were valued at fair value at the end of each business day, with the exception of the investments held in the SVF, which are valued at contract value. The investment contracts held in the SVF have been adjusted from fair value to contract value by $(6,689,000) at December 31, 2012. The ratio of the Plan's assets in each investment account to the value of all assets held in each Master Trust investment account was used to allocate interest income, dividend income, realized gains (losses) and unrealized increases (decreases) in market value of investments on a daily basis. Other changes in net assets available for benefits were directly attributable to the Plan and were therefore not subject to allocation.
The following table presents the carrying value of investments of the Master Trust as of December 31, 2013 and 2012 (in thousands):

	2013	2012
Fair value of investments:
Northern Trust Focus Funds	$—	$205,142
BorgWarner Inc. Common Stock	—	145,671
Northern Trust S & P 500 Index	—	151,410
T. Rowe Price Stable Value Common Trust Fund	—	162,275
Vanguard Mid-Cap Index Fund	—	49,063
Buffalo Small Cap Fund	—	40,707
Harbor International Fund	—	48,742
Northern Trust Collective Aggregate Bond Index	—	36,352
Cash Fund (Northern Trust Short Term Investment Fund)	—	690
T. Rowe Price Prime Reserve Fund	—	130
Assets reflecting all investments at fair value	—	840,182

Adjustment from fair value to contract value for the interest in common trust relating to fully benefit-responsive investment contracts	—	(6,689)

Total assets	$—	$833,493

8.	FAIR VALUE MEASUREMENTS

ASC Topic 820 emphasizes that fair value is a market-based measurement, not an entity-specific measurement, and requires expanded disclosures about fair value measurements. Therefore, a fair value measurement should be determined based on assumptions that market participants would use in pricing an asset or liability. As a basis for considering market participant assumptions in fair value measurements, ASC Topic 820 establishes a fair value hierarchy, which prioritizes the inputs used in measuring fair values as follows:

Level 1:	Observable inputs such as quoted prices for identical assets or liabilities in active markets;

Level 2:	Inputs, other than quoted prices in active markets, that are observable either directly or indirectly; and

Level 3:	Unobservable inputs in which there is little or no market data, which require the reporting entity to develop its own assumptions.

Plan assets are measured at fair value using the market approach, which uses prices and other relevant information generated by market transactions involving identical or comparable assets or liabilities.
The following tables classify the Plan and Master Trust investments measured at fair value by level within the fair value hierarchy as of December 31, 2013 and 2012, respectively:

Plan Investments		Basis of Fair Value Measurements
(in thousands)	Balance at December 31, 2013	Quote Prices in Active Market for Identical Items (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Collective Trust Funds:
Northern Trust Focus Funds	$232,628	$—	$232,628	$—
Northern Trust S & P 500 Index	191,997	—	191,997	—
Northern Trust Collective Aggregate Bond Index	30,996	—	30,996	—
BorgWarner Inc. Common Stock	200,870	200,870	—	—
T. Rowe Price Stable Value Common Trust Fund	149,164	—	149,164	—
Mutual Funds:
Vanguard Mid-Cap Index Fund	63,464	63,464	—	—
Buffalo Small Cap Fund	57,531	57,531	—	—
Harbor International Fund	54,535	54,535	—	—
Money Market Funds:
Cash Fund (Northern Trust Short Term Investment Fund)	293	—	293	—
T. Rowe Price Prime Reserve Fund	130	—	130	—
Total Investments at Fair Value	$981,608	$376,400	$605,208	$—

Master Trust Investments		Basis of Fair Value Measurements
(in thousands)	Balance at December 31, 2012	Quote Prices in Active Market for Identical Items (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Collective Trust Funds:
Northern Trust Focus Funds	$205,142	$—	$205,142	$—
Northern Trust S & P 500 Index	151,410	—	151,410	—
Northern Trust Collective Aggregate Bond Index	36,352	—	36,352	—
T. Rowe Price Stable Value Common Trust Fund	162,275	—	162,275	—
BorgWarner Inc. Common Stock	145,671	145,671	—	—
Mutual Funds:
Harbor International Fund	48,742	48,742	—	—
Vanguard Mid-Cap Index Fund	49,063	49,063	—	—
Buffalo Small Cap Fund	40,707	40,707	—	—
Money Market Funds:
Cash Fund (Northern Trust Short Term Investment Fund)	690	—	690	—
T. Rowe Price Prime Reserve Fund	130	—	130	—
Total Master Trust	$840,182	$284,183	$555,999	$—

SUPPLEMENTAL SCHEDULE

BORGWARNER INC. RETIREMENT SAVINGS PLAN

FORM 5500 - SCHEDULE H, PART IV, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AS OF DECEMBER 31, 2013
(in thousands)

	Identity of Issue, Borrower, Lessor, or Similar Party	Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value and Number of Shares Outstanding	Current Value

	Northern Trust Focus Income Fund	Collective Trust Fund - 7,971	$1,042
	Northern Trust Focus 2010 Fund	Collective Trust Fund - 158,944	21,588
	Northern Trust Focus 2015 Fund	Collective Trust Fund - 211,792	29,448
	Northern Trust Focus 2020 Fund	Collective Trust Fund - 329,386	46,934
	Northern Trust Focus 2025 Fund	Collective Trust Fund - 213,209	31,062
	Northern Trust Focus 2030 Fund	Collective Trust Fund - 226,720	33,840
	Northern Trust Focus 2035 Fund	Collective Trust Fund - 178,029	27,158
	Northern Trust Focus 2040 Fund	Collective Trust Fund - 147,571	22,767
	Northern Trust Focus 2045 Fund	Collective Trust Fund - 80,628	12,443
	Northern Trust Focus 2050 Fund	Collective Trust Fund - 33,845	5,228
	Northern Trust Focus 2055 Fund	Collective Trust Fund - 7,224	1,118
	Northern Trust S&P 500 Index	Collective Trust Fund - 1,026,504	191,997
	Northern Trust Collective Aggregate Bond Index	Collective Trust Fund - 264,467	30,996
*	BorgWarner Inc. Common Stock	Company Stock - 3,592,729	200,870
*	T. Rowe Price Stable Value Common Trust Fund	Stable Value Common Trust Fund - 147,079,811	149,164
	Vanguard Mid-Cap Index Fund	Mutual Fund - 2,109,845	63,464
	Buffalo Small Cap Fund	Mutual Fund - 1,541,565	57,531
	Harbor International Fund	Mutual Fund - 767,987	54,535
	Cash Fund (Northern Trust Short Term Investment Fund)	Money Market Fund - 292,844	293
*	T. Rowe Price Prime Reserve Fund	Money Market Fund - 129,638	130
*	Notes receivable from participants	Notes receivable from participants, interest rates generally ranging from 4.25% to 9.50%; loan terms generally ranging from 6 months to 5 years	11,163
			$992,771

*	Denotes party-in-interest.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Plan Name: BorgWarner Inc. Retirement Savings Plan

By:	/s/ James R. Verrier
Name:	James R. Verrier
Title:	Member of Employee Benefits Committee

By:	/s/ Ronald T. Hundzinski
Name:	Ronald T. Hundzinski
Title:	Member of Employee Benefits Committee

By:	/s/ Steven G. Carlson
Name:	Steven G. Carlson
Title:	Member of Employee Benefits Committee

By:	/s/ Kim Jenett
Name:	Kim Jenett
Title:	Chairperson of Employee Benefits Committee

Date: June 4, 2014

EXHIBIT INDEX

Exhibit Number	Exhibit Description
23.1	Consent of Independent Registered Public Accounting Firm